Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

The securities referred to in this announcement are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Alibaba Group Holding Limited has not intended and does not intend to register any securities referred to in this announcement under U.S. Securities Act and such securities may not be offered or sold in the United States of America absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements under the U.S. Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. Alibaba Group Holding Limited does not intend to register any part of the offering referred to in this announcement in the United States of America or to conduct a public offering of any securities referred to in this announcement in the United States of America.

This announcement is not for release, publication or distribution, in whole or in part, in, into or from any jurisdiction where to do so would constitute a violation of the applicable laws or regulations of such jurisdiction.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

COMPLETION OF OFFERING OF APPROXIMATELY
US$3.2 BILLION ZERO COUPON CONVERTIBLE SENIOR NOTES

Alibaba Group Holding Limited (“Alibaba”, “Alibaba Group” or the “Company”) announces that the completion of the offering (the “Notes Offering”) of approximately US$3.2 billion aggregate principal amount of Zero Coupon Convertible Senior Notes due 2032 (the “Notes”) to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the U.S. Securities Act took place on September 16, 2025.

Alibaba Group will use the net proceeds from the Notes Offering for general corporate purposes, with a strategic focus on strengthening its cloud infrastructure capabilities and international commerce business operations.

The initial conversion rate for the Notes is 5.1773 American Depositary Shares (“ADS(s)”) per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of US$193.15 per ADS. The initial conversion price represents a premium of 31.25% over the closing price of the ordinary shares on the Hong Kong Stock Exchange on the date of pricing, converted to U.S. dollars at a rate of HK$7.7901 to US$1 and multiplied by eight, the ordinary-share-to-ADS ratio (the “Reference Share Price”). To reduce the potential dilutive effect of the Notes and/or any cash required to be paid by the Company to settle any converted Notes, the Company purchased from several initial purchasers and/or their affiliates capped call options that effectively increase the conversion price of the Notes to an initial “cap price” of US$235.46 per ADS. The initial cap price represents a premium of 60% to the Reference Share Price, and is subject to certain customary adjustments.

The conversion rate is subject to adjustment in some events. In addition, following certain corporate events that occur prior to the maturity date or following our delivery of a notice of redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof (collectively, the “Securities”), have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and are being offered and sold to certain non-U.S. persons in offshore transaction outside the United States in reliance on Regulation S under the U.S. Securities Act. The Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.

This announcement shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, in the United States or elsewhere, and shall not constitute an offer, solicitation or sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “propose,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the intended use of proceeds, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of Hong Kong Stock Exchange, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this announcement is as of the date of this announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, September 17, 2025

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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